Exhibit 12 TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,

	2005	2004

	(Dollars in thousands)

EARNINGS:
Income before income taxes and minority interest	$226,216	$125,195
Add (deduct):
Earnings on equity method investments	(30,753)	(33,162)
Distributions from unconsolidated entities	28,210	7,484
Minority interests in pre-tax income of subsidiaries
that do not have fixed charges	(3,931)	(4,955)

	219,742	94,562
Add fixed charges:
Consolidated interest expense	106,389	95,243
Interest portion (1/3) of consolidated rent expense	19,385	13,804

	$345,516	$203,609

FIXED CHARGES:
Consolidated interest expense	$106,389	$95,243
Interest portion (1/3) of consolidated rent expense	19,385	13,804

	$125,774	$109,047

RATIO OF EARNINGS TO FIXED CHARGES	2.75	1.87

Tax-effected preferred dividends	$171	$166
Fixed charges	125,774	109,047

Fixed charges and preferred dividends	$125,945	$109,213

RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS	2.74	1.86